Asia Pacific Wire & Cable Corporation Limited
Announces Commencement of Rights Offering

Taipei, Taiwan, December 18, 2025 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (“APWC” or “Company”) (NASDAQ: APWC) today announced the commencement of its rights offering previously reported on August 29, 2025.

In the rights offering, the Company will distribute, at no charge to its shareholders, non-transferable subscription rights to purchase additional common shares of the Company at the subscription price of $1.66 per common share. The subscription rights will be issued to its holders of record as of 5:00 p.m., Eastern Standard Time (“EST”) December 11, 2025, the record date for the rights offering, at a ratio of one subscription right per common share. The rights offering includes (1) a basic subscription right, and (2) an over-subscription right, which allows each rights holder that exercises its basic subscription rights in full, the option to purchase additional common shares that remain unsubscribed at the expiration of the rights offering. The over-subscription right is subject to the availability of shares and pro rata allocation among holders exercising their over-subscription right.

With today’s announcement, our subscription and information agents will begin distributing requisite documents, instructions, and informational materials, including subscription right certificates, notices to shareholders and brokers, and the rights offerings’ prospectus, filed today with the U.S. Securities and Exchange Commission (“Prospectus”). The subscription period, during which the subscription rights may be exercised, starts today and ends at 5:00 p.m. EST on January 23, 2026, the expiration date of the rights offering.

The purpose of the rights offering is to raise equity capital in a cost-effective manner, which allows all Company shareholders the opportunity to participate on a pro rata basis. If the rights offering is fully subscribed, the Company expects to receive net proceeds of approximately $33.9 million to be used for general working capital and corporate purposes, as discussed in the Prospectus.

The Company believes this rights offering provides an excellent and fair opportunity for all of our existing shareholders to participate in our plans to enter the North American market and to invest in new products and technologies that are additive in value creation and will complement and enhance our traditional wire and cable business. CEO C.T. Yuan and the management team believe this initial round of investment is an integral part of our efforts to drive future growth and create long-term, sustainable shareholder value for the Company.

Other Important Information:
The description above includes only a summary of certain key terms of the rights offering. For more information, please see the above referenced Prospectus, which finalized the preliminary prospectus included in the Company’s Registration Statement on Form F-1 (File No. 333-289970) filed with the SEC on August 29, 2025, as amended, and declared effective by the SEC on December 2, 2025.

The Company reserves the right to cancel or terminate the rights offering at any time. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Asia Pacific Wire & Cable Corporation Limited:
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, PEWC, and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement:
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the SEC and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com